UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Physicians Insurance Company of Wisconsin, Inc.

(Name of Issuer)

Common Stock, par value $250.00 per share

(Title of Class of Securities)

NONE

(CUSIP Number)

Andrew J. Guzikowski

Whyte Hirschboeck Dudek S.C.

555 East Wells St.

Suite 1900

Milwaukee, WI 53202

(414) 273-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Name Aurora Medical Group, Inc.	I.R.S. Identification No. 39-1678306

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,293 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 1,293 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% *
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Under Rule 13d-5(b)(1), the above-named Aurora Medical Group, Inc. may be deemed to have beneficial ownership of all 4,782 shares held by the Reporting Persons making this joint filing, but Aurora Medical Group, Inc. disclaims beneficial ownership of all such shares except for the 1,293 shares issued in its name, over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 3 of 25 Pages

1

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Name

David H. Moss. M.D., individually and as
Trustee, Emergency Resources Group 401(k) Plan and as
Custodian for Starr H. Moss UWIUTMA

I.R.S. Identification No. ###-##-#### 39-2046551 ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 514 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 514 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% *
14	TYPE OF REPORTING PERSON (See Instructions) IN, OO, OO

*	Under Rule 13d-5(b)(1), the above-named David H. Moss may be deemed to have beneficial ownership of all 4,782 shares held by the Reporting Persons making this joint filing, but David H. Moss disclaims beneficial ownership of all such shares except for the 514 shares issued in his name individually and in the capacities recited above, over which he has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Name Dean Health Systems, Inc.	I.R.S. Identification No. 39-1128616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,011 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 2,011 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% *
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Under Rule 13d-5(b)(1), the above-named Dean Health Systems, Inc. may be deemed to have beneficial ownership of all 4,782 shares held by the Reporting Persons making this joint filing, but Dean Health Systems, Inc. disclaims beneficial ownership of all such shares except for the 2,011 shares issued in its name, over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Name Mercy Health System Corporation	I.R.S. Identification No. 39-0818648

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 240 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 240 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% *
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Under Rule 13d-5(b)(1), the above-named Mercy Health System Corporation may be deemed to have beneficial ownership of all 4,782 shares held by the Reporting Persons making this joint filing, but Mercy Health System Corporation disclaims beneficial ownership of all such shares except for the 240 shares issued in its name, or in the name of Janesville Medical Center, Ltd., its predecessor in interest, over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Name The Monroe Clinic, Inc.	I.R.S. Identification No. 39-0808509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 392 shares 8 SHARED VOTING POWER 0 shares* 9 SOLE DISPOSITIVE POWER 392 shares 10 SHARED DISPOSITIVE POWER 0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% *
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Under Rule 13d-5(b)(1), the above-named The Monroe Clinic, Inc. may be deemed to have beneficial ownership of all 4,782 shares held by the Reporting Persons making this joint filing, but The Monroe Clinic, Inc. disclaims beneficial ownership of all such shares except for the 392 shares issued in its name, over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 7 of 25 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Name Northpoint Medical Group, Inc.*	I.R.S. Identification No. 39-1148366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 332 shares 8 SHARED VOTING POWER 0 shares** 9 SOLE DISPOSITIVE POWER 332 shares 10 SHARED DISPOSITIVE POWER 0 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782 shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% **
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Northpoint Medical Group, Inc. was statutorily dissolved in 1991.

**	Under Rule 13d-5(b)(1), the above-named Northpoint Medical Group, Inc. may be deemed to have beneficial ownership of all 4,782 shares held by the Reporting Persons making this joint filing, but Northpoint Medical Group, Inc. disclaims beneficial ownership of all such shares except for the 332 shares issued in its name, over which it has sole voting and dispositive power.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 8 of 25 Pages

THIS SCHEDULE 13D is a joint filing by the following entities and individuals: Aurora Medical Group, Inc. (“Aurora”), David H. Moss, M.D., individually and in his capacities as Custodian for Starr H. Moss UWIUTMA and as Trustee, Emergency Resources Group 401(k) Plan (“Moss”), Dean Health Systems, Inc. (“Dean”), Mercy Health System Corporation (“Mercy”), The Monroe Clinic, Inc. (“Monroe”) and Northpoint Medical Group, Inc. (“Northpoint”). Aurora, Moss, Dean, Mercy, Monroe and Northpoint are collectively referred to herein as the “Reporting Persons.”

Item 1.	Security and Issuer.

Common Stock, par value $250.00 per share

Physicians Insurance Company of Wisconsin, Inc. (hereinafter “PIC”)

1002 Deming Way

P.O. Box 45650

Madison, WI 53744-5650

Item 2.	Identity and Background.

Information for each of the Reporting Persons is as follows:

AURORA:

Name	Aurora Medical Group, Inc.

State of Organization	Wisconsin

Principal Business	Health care provider

Principal Business Address	3000 W. Montana St., Milwaukee, WI 53215

Items (d) and (e)	Neither Aurora Medical Group, Inc., nor any of its directors, executive officers or controlling persons, nor any director or executive officer of its controlling persons, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DEAN:

Name	Dean Health Systems, Inc.

State of Organization	Wisconsin

Principal Business	Health care provider

Principal Business Address	1808 W. Beltline Hwy., Madison, WI 53713

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 9 of 25 Pages

Items (d) and (e)	Neither Dean Health Systems, Inc. nor any of its directors, executive officers or controlling persons, nor any director or executive officer of its controlling persons, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MERCY:

Name	Mercy Health System Corporation

State of Organization	Wisconsin

Principal Business	Health care provider

Principal Business Address	1000 Mineral Point Avenue, Janesville, WI 53545

Items (d) and (e)	Neither Mercy Health System Corporation, nor any of its directors, executive officers or controlling persons, nor any director or executive officer of its controlling persons, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MONROE:

Name	The Monroe Clinic, Inc.

State of Organization	Wisconsin

Principal Business	Health care provider

Principal Business Address	515 22nd Ave., Monroe, WI 53566

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 10 of 25 Pages

Items (d) and (e)	Neither The Monroe Clinic, Inc., nor any of its directors, executive officers or controlling persons, nor any director or executive officer of its controlling persons, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MOSS:

Name	David H. Moss

Residence Address	5770 N. Shore Dr., Milwaukee, WI 53217

Principal Occupation	Self-employed physician

Items (d) and (e)	David H. Moss has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship	United States

NORTHPOINT:

Name	Northpoint Medical Group, Inc.

State of Organization	Wisconsin (subject to a decree of administrative dissolution dated December 28, 1991 and being operated by its former officers for the purpose of winding up its affairs, as provided in Section 180.1405, Wis. Stats).

Principal Business	In dissolution (see above).

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 11 of 25 Pages

Principal Business Address	c/o Anthony Linn, M.D. Personal & Confidential 2388 N. Lake Drive Milwaukee, WI 53211

Items (d) and (e)	Neither Northpoint Medical Group, Inc., nor any of its directors, executive officers or controlling persons, nor any director or executive officer of its controlling persons, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons initially acquired its or his shares of PIC Common Stock for investment purposes. PIC was initially incorporated in 1986 and conducted an initial public offering of its shares of common stock (“PIC Common Stock”) in 1986. Certain of the Reporting Persons acquired shares of PIC Common Stock in PIC’s initial public offering. In addition, the Reporting Persons have from time to time since 1986 made additional acquisitions of PIC Common Stock. In particular, certain shares of PIC Common Stock were acquired by Dean, Aurora, Mercy and Monroe in connection with the acquisition by merger or asset purchase of other clinics, or the absorption of practices of individual physicians that, in either case, held PIC Common Stock prior to the acquisition or absorption. These transactions generally took place between 1986 and 1997. Other of the Reporting Persons acquired shares of PIC Common Stock in privately-negotiated transactions. Each of the Reporting Persons completed its or his acquisitions of PIC Common stock currently held by it or him not later than the dates set forth below and have not acquired any shares of PIC Common Stock since such dates:

Aurora	Aurora acquired its 1,293 shares of PIC Common Stock in 13 separate asset purchase transactions that occurred between January 1, 1993 and March 1, 1997. These transactions involved 428, 25, 74, 152, 24, 63, 70, 130, 8, 8, 153, 21 and 137 shares, respectively. Aurora has no knowledge of the manner in which the prior owners acquired their PIC Common Stock.

Moss	Moss acquired 15 shares of PIC Common Stock in PIC’s initial public offering in 1986, and made purchases of shares from other PIC shareholders as follows: 52 purchases totaling 406 shares in 2000, 15 purchases totaling 88 shares in 2001 and one purchase of 5 shares in 2003, for a total of 514 shares. As set forth herein, Moss allocated certain of these shares to the Emergency Resources Group 401(k) Plan, for which he serves as Trustee, and to a custodial account for his son.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 12 of 25 Pages

Dean	Dean does not have detailed records showing the dates of its acquisition of shares of PIC Common Stock. As stated above, shares of PIC Common Stock were acquired by Dean in connection with the acquisition by merger or asset purchase of other clinics, or the absorption of practices of individual physicians that, in either case, held PIC Common Stock prior to the acquisition or absorption. Dean believes that the most recent such acquisition that involved a significant number of shares of PIC Common Stock occurred in 1995, when Dean acquired a Madison, Wisconsin-based ophthalmology clinic, although Dean may have acquired additional shares after that date. In any event, Dean had acquired all 2,011 shares of PIC Common Stock that it currently holds no later than July 1, 2000, when PIC issued stock certificates in Dean’s name for said 2,011 shares.

Mercy	Mercy acquired all 240 shares of PIC Common Stock it currently holds as the result of the acquisition by asset purchase of an unaffiliated clinic which acquisition occurred in September 1991. Mercy has no knowledge of the manner in which said clinic acquired its PIC Common Stock.

Monroe	On December 31, 1986, The Monroe Clinic, S.C. acquired the assets of the Medical Center of Monroe, S.C., which included 13 shares of PIC Common Stock. On May 4, 1992, St. Clare Hospital of Monroe, WI, Inc., acquired the assets of The Monroe Clinic, S.C., which included the 13 PIC shares that had been acquired by the Clinic in 1986, as well as 379 shares already held by the Clinic, for a total of 392. On March 22, 1996, PIC issued a certificate to St. Clare Hospital of Monroe, WI, Inc. d/b/a The Monroe Clinic for 379 shares. In February of 1998 St. Clare officially changed its name to The Monroe Clinic, Inc. In late May of 1998 the Monroe Clinic, Inc. requested that PIC reissue the certificate for the 379 shares, and transfer the 13 shares, in the name of The Monroe Clinic, Inc.

Northpoint	Northpoint acquired all of its PIC Common Stock in direct purchases from PIC, all of which occurred prior to the consummation of an asset sale by Northpoint (which assets excluded PIC Common Stock) that was consummated in March 1990.

All of the Reporting Persons made such acquisitions of PIC Common Stock using personal or corporate funds and, to the extent such funds were borrowed from third parties, all such loans have been repaid. None of the Reporting

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 13 of 25 Pages

Persons’ PIC Common Stock is currently pledged to any lender or other third party as security for any loan or extension of credit.

Item 4.	Purpose of Transaction.

PIC is an insurance company that provides medical malpractice insurance coverage for physicians, primarily in the upper Midwest. PIC Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934, is not listed on an exchange and is not quoted or traded on an over-the-counter market. Historically, the majority of PIC’s stockholders have been physicians, clinics and other health-care providers. There is no active trading market for PIC Common Stock. In the majority of cases, the Reporting Persons, all of whom are health care providers, acquired their PIC Common Stock either in PIC’s initial public offering in 1986, or through their acquisition of other health care providers or their absorption of practices of individual physicians that, in either case, held PIC Common Stock prior to the acquisition or absorption.

For several years prior to 2004, certain of the Reporting Persons have made requests of PIC’s management for a plan or proposal to provide them with an opportunity to dispose of their PIC Common Stock at fair value. In response to these requests, in 2003 PIC proposed and submitted for shareholder approval a Shareholder Value Plan that provided for the redemption of a limited number of shares of PIC Common Stock at a price of $1,800 per share (the “2003 Value Plan”). The 2003 Value Plan was not approved by shareholders and was not implemented.

In 2003, Dean communicated with PIC management reiterating Dean’s desire for an opportunity to dispose of its 2,011 shares of PIC Common Stock at fair value and was informed that PIC would propose another Shareholder Value Plan in the near future. In early 2004, Dean decided that, to maximize its opportunities to realize value for its holdings of PIC Common Stock pending a proposal by PIC of an acceptable Shareholder Value Plan, it would take steps to find a buyer for its PIC Common Stock. In April 2004, Dean engaged an independent financial adviser, Edelman & Co. Ltd. (“Edelman”) to assist Dean in locating a buyer for its PIC Common Stock. Dean engaged Edelman pursuant to an agreement for financial advisory services dated April 6, 2004 (a copy of which financial advisory agreement is filed herewith as Exhibit 3). Edelman’s President, Robert H. Edelman, contacted several other holders of PIC Common Stock, including the other Reporting Persons, to determine if such holders would be interested in having Edelman represent them in seeking a purchaser for their PIC Common Stock as well. Between May 11 and September 9, 2004, the rest of the Reporting Persons entered into agreements for financial advisory services with Edelman (see Exhibits 1, 2 and 4 through 6 hereto).

In late July 2004, PIC proposed a revised Shareholder Value Plan calling for the redemption of a limited number of shares of PIC Common Stock at a redemption price of $2,200 per share, as well as the creation of a new class of stock (the “2004 Value Plan”). Implementation of the 2004 Value Plan would have had the effect of transferring voting control of PIC to a trust.

During late July and early August of 2004, Mr. Edelman contacted a limited number of potential buyers for the Reporting Persons’ shares of PIC Common Stock. Through Dean, Mr. Edelman contacted PIC as well and requested a meeting; as a result, on August 10, 2004, Mr. Edelman and a representative of Dean met with management of PIC (and PIC’s attorney) to inform PIC that

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 14 of 25 Pages

Edelman represented a limited number of shareholders who were seeking a buyer for approximately 24% of PIC’s outstanding stock. In that meeting, the recently proposed Shareholder Value plan was discussed and Mr. Edelman indicated that Edelman’s clients did not believe the $2,200 redemption price represented fair value for their stock. At that meeting, the subject of the possible redemption by PIC of the Reporting Persons’ PIC Common Stock was discussed but the parties did not agree on the value or terms for such a redemption.

Edelman subsequently located a potential purchaser in American Physicians Assurance Corporation (“APAC”) and on August 18, 2004, APAC submitted a proposal to acquire the shares of PIC Common Stock held by all of the Reporting Persons, other than Northpoint. At the request of its clients, Edelman did not disclose to any of the Reporting Persons the identity of any other Reporting Person until approximately the time that the APAC offer was made, or shortly thereafter (except that all of the Reporting Persons knew the involvement of Dean).

On September 13, 2004, PIC proposed certain revisions to the 2004 Value Plan in response to what it characterized in a letter to its shareholders as the need to “further shift the balance of power” to the aforementioned trust in light of the Reporting Persons’ efforts to dispose of their stock to an out-of-state purchaser.

On September 17, 2004, APAC and the Reporting Persons entered into a definitive Stock Purchase Agreement pursuant to which APAC agreed to acquire the aforementioned 4,450 shares of PIC Common Stock from the Reporting Persons (other than Northpoint), which acquisition was subject to normal and customary closing conditions, as well as a condition precedent to closing that APAC have received approval of the acquisition from the Wisconsin Commissioner of Insurance (the “Wisconsin Commissioner”) pursuant to the requirements of applicable Wisconsin law on or prior to June 30, 2005. A true and correct copy of the Stock Purchase Agreement is filed herewith as Exhibit 7. The parties to the Stock Purchase Agreement also entered into a Stock Escrow Agreement under which the Reporting Persons agreed to place their certificates representing PIC Common Stock into the hands of an escrow agent, pending consummation or termination of the transaction. A true and correct copy of the Stock Escrow Agreement is filed herewith as Exhibit 8.

On September 21, 2004, APAC filed a detailed application (Wisconsin FORM A STATEMENT REGARDING THE ACQUISITION OF CONTROL OF OR MERGER WITH A DOMESTIC INSURER; hereinafter, the “Form A”) with the Wisconsin Commissioner seeking approval of the transaction contemplated by the Stock Purchase Agreement. The Form A, together with copies of the aforementioned Stock Purchase Agreement and Stock Escrow Agreement, were served upon PIC as required by applicable regulations of the Wisconsin Commissioner.

On October 8, 2004, PIC’s Vice-Chairman announced in a letter to PIC shareholders that the Special Meeting to approve the 2004 Value Plan would be postponed in light of the Stock Purchase Agreement and the filing of the Form A. On November 9, 2004, PIC issued a press release announcing that PIC’s Board of Directors adopted a Shareholder Rights Plan intended to protect the rights of PIC shareholders in a hostile takeover attempt, as well as a number of changes to PIC’s By-Laws making it more difficult for shareholders to submit proposals for consideration at shareholder meetings, nominate persons for service on the PIC Board of Directors or to remove directors.

SCHEDULE 13D

Physicians Insurance Company of Wisconsin, Inc. CUSIP No. NONE	Page 15 of 25 Pages

The Stock Purchase Agreement has been amended twice: The first amendment was dated November 30, 2004, for the purpose of adding Northpoint as a party and including its 332 shares of PIC Common Stock (see Exhibit 9 hereto); the second amendment was dated April 11, 2005 and had the principal effect of extending to December 31, 2005 the deadline for receipt of the Commissioner’s approval of the acquisition (see Exhibit 11 hereto). The Stock Escrow Agreement was amended on November 30, 2004 (see Exhibit 10 hereto). The Form A has been amended and supplemented to include, among other things, copies of these amendments.

(a) None of the Reporting Persons has any plan or proposal to acquire additional securities of PIC; the Reporting Persons’ plans or proposals to dispose of PIC Common Stock held by them are described in the foregoing paragraphs and embodied in the Stock Purchase Agreement, as amended. There are no other agreements among the Reporting Persons other than the Stock Purchase Agreement and the Stock Escrow Agreement and the amendments thereto, and the Joint Filing Agreement (Exhibit 12 hereto).

(b) NOT APPLICABLE. As evidenced by the Stock Purchase Agreement, each of the Reporting Persons is contractually obligated to sell its PIC Common Stock to APAC if the conditions set forth therein, including receipt of approval by the Wisconsin Commissioner, are met and have agreed, pending consummation of the transactions contemplated by the Stock Purchase Agreement or termination thereof, to refrain from taking certain extraordinary actions with respect to PIC. Accordingly, none of the Reporting Persons has any present plan or proposal with respect to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PIC. Also see Item (j), below.

(c) NOT APPLICABLE. For the reasons described in Item (b), above, none of the Reporting Persons has any present plan or proposal with respect to a sale or transfer of a material amount of the assets of PIC or any of PIC’s subsidiaries. Also see Item (j), below.

(d) NOT APPLICABLE. For the reasons described in Item (b), above, none of the Reporting Persons has any present plan or proposal with respect to any change in the present board of directors or management of PIC, or to change the number or term of such directors or to fill any existing vacancies on the board of PIC. Also see Item (j), below.

(e) NOT APPLICABLE. For the reasons described in Item (b), above, none of the Reporting Persons has any present plan or proposal with respect to any change in the present capitalization or dividend policy of PIC. Also see Item (j), below.

(f) NOT APPLICABLE. For the reasons described in Item (b), above, none of the Reporting Persons has any present plan or proposal with respect to any other material change in PIC’s business or corporate structure. Also see Item (j), below.

(g) NOT APPLICABLE. For the reasons described in Item (b), above, none of the Reporting Persons has any present plan or proposal with respect to any change in PIC’s Articles of Incorporation, By-Laws or to take any other action that may impede the acquisition of control of PIC by any other person, except to the extent that the Stock Purchase Agreement contemplates the sale of all shares of PIC Common Stock, representing approximately 24.5% of the

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outstanding shares of that class, to a single purchaser, APAC. Also see Item (j), below.

(h) NOT APPLICABLE. PIC Common Stock is not currently, and has never been, listed on a national securities exchange and is not currently, and has never been, authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) NOT APPLICABLE. PIC is exempt from registration under Section 12 of the Exchange Act by virtue of Section 12(g)(2)(G) thereof, which exempts securities of certain insurance companies as described therein.

(j) NOT APPLICABLE; see responses to Items (a) through (i), above. However, if the Reporting Persons are unable to sell their PIC Common Stock to APAC pursuant to the Stock Purchase Agreement (because of factors such as the possible non-approval of such sale by the Wisconsin Commissioner, or delays that cause the expiration of the Stock Purchase Agreement before the sale can be consummated), the Reporting Persons intend to consider other possible means to find a purchaser for their PIC Common Stock at fair value. Because the Reporting Persons have no contractual obligation to act collectively other than pursuant to the Stock Purchase Agreement, such means may be pursued individually by each Reporting Person or collectively among the Reporting Persons in one or more combinations thereof, and may include one or more of the actions described in subsections (b) through (i), above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Information concerning the amount and percentage of shares of PIC Common Stock beneficially owned by the Reporting Persons is set forth below:

Reporting Person	Sole Voting and Dispositive Power	Aggregate Beneficial Ownership*	Percentage of Outstanding Shares**
Aurora Medical Group, Inc.	1,293	1,293	6.6%
David H. Moss, M.D.	242	242	1.2%
David H. Moss, M.D., Custodian for Starr H. Moss UWIUTMA	9	9	<0.1%
David Moss, MD, Trustee, Emergency Resources Group 401(k) Plan	263	263	1.3%
Dean Health Systems, Inc.	2,011	2,011	10.3%
Mercy Health System Corporation	240	240	1.2%
The Monroe Clinic, Inc.	392	392	2.0%
Northpoint Medical Group, Inc.	332	332	1.7%

TOTAL ALL REPORTING PERSONS	4,782	4,782	24.5%

*	Under Rule 13d-5(b)(1), each Reporting Person may be deemed to have beneficial ownership of all 4,782 shares held by the Reporting Persons making this joint filing, but each Reporting Person disclaims beneficial ownership of all such shares other than the shares shown opposite its name in the above table, over which it has sole voting and dispositive power.

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**	Percentages based upon 19,555 shares of PIC Common Stock issued and outstanding as of April 8, 2005, which is the record date for voting at PIC’s 2005 annual meeting of shareholders as stated on page 1 of PIC’s proxy statement soliciting votes for its 2005 annual meeting and is the most recent available information upon which the Reporting Persons can rely in making this calculation.

EACH REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES OF ISSUER COMMON STOCK EXCEPT THOSE LISTED OPPOSITE ITS OR HIS NAME IN THE ABOVE TABLE.

(c)	Not Applicable. See response to Item 3, above.

(d)	Not Applicable, except as provided pursuant to the Stock Purchase Agreement, as amended (Exhibits 7, 9 and 11 hereto), after consummation of the transactions contemplated thereby.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to individual financial advisory agreements with Edelman (see Exhibits 1 through 6 filed herewith) pursuant to which Edelman is entitled to be compensated upon consummation of the transaction contemplated by the Stock Purchase Agreement.

The Reporting Persons are also parties to the Stock Purchase Agreement, as amended (see Exhibits 7, 9 and 11 filed herewith) and to the Stock Escrow Agreement, as amended (see Exhibits 8 and 10 filed herewith). The Stock Purchase Agreement contemplates the sale to APAC of 4,782 shares of PIC Common Stock held by the Reporting Persons at a price of $3,800.00 per share. Consummation of such sale is subject to various conditions precedent, including prior receipt of the approval of the Wisconsin Commissioner as required by Section 611.72(2), Wis. Stats. Under the Stock Purchase Agreement, APAC must consummate the transaction and purchase shares if at least 65% of the total shares covered by the Stock Purchase Agreement are delivered at closing and all conditions precedent are met. The Stock Purchase Agreement further provides that, in the event the Stock Purchase Agreement is terminated because the Wisconsin Commissioner fails to issue the required approval under Section 611.72(2), Wis. Stats. and the reason for such failure is based primarily on the criteria enumerated in subsections (a) through (e) of Section 611.72(3), Wis. Stats., APAC will pay the Reporting Persons (other than any Reporting Person who has breached its obligations under the Stock Purchase Agreement) $190.00 per share.

The Stock Escrow Agreement provides for the placing of certificates evidencing PIC Common Stock held by the Reporting Persons into an escrow, pending consummation of the transactions contemplated by the Stock Purchase

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Agreement or termination thereof. The Stock Escrow Agreement serves to assure performance by the parties to the Stock Purchase Agreement, and does not involve the transfer or grant of any voting rights or rights to receive dividends to APAC.

THE FOREGOING DESCRIPTIONS OF THE STOCK PURCHASE AGREEMENT AND STOCK ESCROW AGREEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE STOCK PURCHASE AGREEMENT, AS AMENDED, AND THE STOCK ESCROW AGREEMENT, AS AMENDED, WHICH ARE FILED AS EXHIBITS 7 THROUGH 11 HERETO.

Applicable Wisconsin law requires the Wisconsin Commissioner to conduct a public hearing prior to approving a transaction involving the transfer or more than 10% of the outstanding voting securities of a Wisconsin domestic insurer. Shortly after the filing by APAC of its Form A Statement seeking the Wisconsin Commissioner’s approval of the transactions contemplated by the Stock Purchase Agreement, PIC filed an objection with the Wisconsin Commissioner and the Wisconsin Commissioner subsequently determined that the required public hearing would be conducted as a “contested case” as provided under the Wisconsin administrative procedure laws, Ch. 227 of the Wisconsin Statutes. The Reporting Persons and APAC, recognizing that their interests in obtaining the Wisconsin Commissioner’s approval were aligned, entered into a Limited Joint Defense, Privilege and Confidentiality Agreement dated as of May 23, 2005; that agreement pertains solely to the information shared among the Reporting Persons and their respective counsel and advisers in connection with the contested case.

Other than the Agreements described in this Section, there are no agreements or contracts by or among any of the Reporting Persons pertaining to PIC or the PIC Common Stock. All contractual obligations between or among any of the Reporting Persons will expire upon consummation of the transactions contemplated by, or termination of, the Stock Purchase Agreement.

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Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

Exhibit 1	Agreement between Aurora Medical Group, Inc. and Edelman & Co., Ltd. dated May 24, 2004.

Exhibit 2	Agreement between David H. Moss and Edelman & Co., Ltd. dated June 3, 2004.

Exhibit 3	Agreement between Dean Health Systems, Inc. and Edelman & Co., Ltd. dated April 6, 2004.

Exhibit 4	Agreement between Mercy Health System Corporation and Edelman & Co., Ltd. dated May 11, 2004.

Exhibit 5	Agreement between The Monroe Clinic, Inc. and Edelman & Co., Ltd. dated July 9, 2004.

Exhibit 6	Agreement between Northpoint Medical Group, Inc. and Edelman & Co., Ltd. dated September 9, 2004.

Exhibit 7	Stock Purchase Agreement dated as of September 17, 2004 by and among Aurora Medical Group, Inc., David H. Moss, Dean Health Systems, Inc., Mercy Health System Corporation, The Monroe Clinic, Inc., and American Physicians Assurance Corporation.

Exhibit 8	Stock Escrow Agreement dated as of September 17, 2004 by and among Aurora Medical Group, Inc., David H. Moss, Dean Health Systems, Inc., Mercy Health System Corporation, The Monroe Clinic, Inc., American Physicians Assurance Corporation and Dykema Gossett PLLC, as Escrow Agent.

Exhibit 9	Amendment No. 1 dated as of November 30, 2004 to Stock Purchase Agreement dated as of September 17, 2004 by and among Aurora Medical Group, Inc., David H. Moss, Dean Health Systems, Inc., Mercy Health System Corporation, The Monroe Clinic, Inc., and American Physicians Assurance Corporation.

Exhibit 10	Amendment No. 1 dated as of November 30, 2004 to Stock Escrow Agreement dated as of September 17, 2004 by and among Aurora Medical Group, Inc., David H. Moss, Dean Health Systems, Inc., Mercy Health System Corporation, The Monroe Clinic, Inc., American Physicians Assurance Corporation and Dykema Gossett PLLC, as Escrow Agent.

Exhibit 11	Amendment No. 2 dated as of April 11, 2005 to Stock Purchase Agreement dated as of September 17, 2004 by and among Aurora Medical Group, Inc., David H. Moss, Dean Health Systems, Inc., Mercy Health System Corporation, The Monroe Clinic, Inc., and American Physicians Assurance Corporation.

Exhibit 12	Agreement among Reporting Persons relating to joint filing of Schedule 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURORA MEDICAL GROUP, INC.

Dated:	July 14, 2005		/S/ ELIOT HUXLEY
		By:	Eliot Huxley
		Title	President, Aurora Medical Group

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEAN HEALTH SYSTEMS, INC.

Dated:	July 14, 2005		/S/ ALLEN D. KEMP, M.D.
		By:	Allen D. Kemp, M.D.
		Title	CEO & Chairman of the Board

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCY HEALTH SYSTEM CORPORATION

Dated:	July 14, 2005		/S/ JOSEPH D. NEMETH
		By:	Joseph D. Nemeth
		Title	Vice President

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MONROE CLINIC, INC.

Dated:	July 14, 2005		/S/ MICHAEL B. SANDERS
		By:	Michael B. Sanders
		Title	President & CEO

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 14, 2005	/s/ DAVID H. MOSS
David H. Moss, Individually and as Custodian for Starr H. Moss UWIUTMA and as Trustee, Emergency Resources Group 401(k) Plan

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHPOINT MEDICAL GROUP, INC.

Dated:	July 14, 2005		/s/ ANTHONY LINN, M.D.
		By:	Anthony Linn, M.D.
		Title	President